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                                                                       Exhibit 1
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Announcement of the resignation of Mr. Venkatachalam K. Murthy, Senior Vice
President and Chief Financial Officer



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Effective October 31, 2001, Mr. Venkatachalam K. Murthy (Venkat) has resigned from the position of Senior Vice President and Chief Financial Officer (CFO) of Silverline Technologies Ltd., in order to pursue entrepreneurial ventures on his own. Venkat's responsibilities for Finance and Accounting will be assumed by Norman D'souza and V. Sudarshan.

Norman, as Vice President, Finance, will be responsible for accounting and finance in North America, and will also be responsible for worldwide consolidation of the Company's accounts. Sudarshan, as General Manager, Finance, will be responsible for India finance and accounting, and will also oversee Indian regulatory reporting. These responsibilities are effective immediately.

Venkat will continue an association with Silverline in the capacity of Financial Advisor in the area of Corporate Finance and will report directly to the Chairman, Ravi Subramanian.

Venkat has held senior management positions with Silverline India since the Company's incorporation in 1992, and has played a key role in charting the Company's growth over the years.